Please note that the following funds launched on April 19, 2006.

Names of Funds:

VIP FundsManager 20% Portfolio

VIP FundsManager 50% Portfolio

VIP FundsManager 70% Portfolio

VIP FundsManager 85% Portfolio

Trust Name: Variable Insurance Products Fund IV

Fiscal Year End: December 31

Commencement Date: April 13, 2006

Launch Date: April 19, 2006